[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]


September 6, 2006


Sara D. Kalin
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: GS Mortgage Securities Corporation II, Registration Statement on Form S-3 (File No. 333-136045)
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Dear Ms. Kalin:

We are acting as special counsel to GS Mortgage Securities Corporation II, the registrant (the "Registrant"), under the above-referenced Registration Statement Submission (the "Registration Statement"). We have reviewed your letter dated August 1, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus") or the attached prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

1. The Registrant or any issuing entity previously established, directly or indirectly, by the Registrant or any affiliate of the Registrant have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Registrant confirms that during the last twelve months, none of its affiliates has offered a class of asset-backed securities involving the same asset class that is contemplated by the Registration Statement.

2. The Registrant confirms that the material terms to be included in the finalized agreements will either be disclosed as required by all applicable rules of the Securities Act of 1933, as amended, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. The Registrant confirms that the Registrant will file unqualified legal and tax opinions at the time of each takedown.

4. The Registrant confirms that the Base Prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. The Registrant has deleted the indicated text of the Base Prospectus.

5. The Registrant has revised the text on the inside front cover page of the Prospectus Supplement to delete the indicated text and note that disclosure in the Prospectus Supplement may enhance disclosure in the Base Prospectus.

6. The Registrant has revised and updated the indicated text as to Evidence as to Compliance.

7. The Registrant has revised Annexes A, B and C of the Prospectus Supplement to include the form of information that will be provided to investors regarding the ten largest loans in the mortgage pool and certain other characteristics of the mortgage loans.

8. The Registrant has revised the text on pages 28 and 30 of the Base Prospectus to indicate that the related prospectus supplement will include all information required by Items 1114 and 1115 of Regulation AB and included the form of disclosure if we were using a credit enhancer or derivative counterparty.

We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6298.



Best regards,



/s/ Lisa J. Pauquette

cc:      Sang Kim, Esq.
         Michael Gambro, Esq.